02023504

UNITED STATES
[...]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[...]UAL AUDITED REPORT
FORM X-17A-5
PART III

NN 8-1-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
~~8-47997~~ 8-52340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/01 (MM/DD/YY) AND ENDING 5/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: SVA Financial Services LLC.

FN: SVA Insurance Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 John Q. Hammons Drive
(No. and Street)

Madison (City) WI (State) 53717 (Zip Code)

SEC MAIL RECEIVED PROCESSING JUL 31 2002 WASH. D.C. 164

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mark Langworthy 608-826-2374
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

5601 Green Valley Drive, Suite 700 (Address) Bloomington (City) MN (State) 55437 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Langworthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVA Financial Services LLC., as of May 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Sharon M. Rosol
Notary Public
My commission expires 1/2/05

SHARON M. ROSOL NOTARY PUBLIC STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SVA FINANCIAL SERVICES, LLC
(Formerly SVA Insurance Services, LLC)

FINANCIAL STATEMENTS
MAY 31, 2002 AND 2001

SVA FINANCIAL SERVICES, LLC

Table of Contents

	Schedule	Page
INDEPENDENT AUDITOR'S REPORT		1
FINANCIAL STATEMENTS		
Balance Sheet		2
Operations		3
Member's Equity		4
Cash Flows		5
Notes to Financial Statements		6
SUPPLEMENTARY INFORMATION		
Computation of Net Capital Under Rule 15c3-1	I	8
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	II	9
Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements	III	10
Information Relating to Possession or Control Requirements under Rule 15c3-3	IV	11
INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERAL CONTROL REQUIRED BY SEC RULE 17a-5		12

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
SVA Financial Services, LLC
Middleton, Wisconsin

We have audited the accompanying balance sheets of **SVA Financial Services, LLC (formerly SVA Insurance Services, LLC)** as of May 31, 2002 and 2001, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **SVA Financial Services, LLC** as of May 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Eide Bailly LLP

June 25, 2002
Bloomington, Minnesota

5601 Green Valley Drive • Suite 700 • Bloomington, MN 55437-1145 • 952.944.6166 • Fax 952.944.8496
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

SVA FINANCIAL SERVICES, LLC
BALANCE SHEETS
MAY 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 37,040	$ 14,118
Certificate of deposit	-	10,000
	$ 37,040	$ 24,118
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 3,875	$ 2,478
MEMBER'S EQUITY		
Contributed capital	20,000	80,000
Retained earnings (accumulated deficit)	13,165	(58,360)
	33,165	21,640
	$ 37,040	$ 24,118

SVA FINANCIAL SERVICES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2002 AND 2001

	2002	2001
INCOME		
Commission income	$ 109,093	$ 24,565
Interest	550	300
	109,643	24,865
EXPENSES		
Advertising	-	2,637
Consulting expense	21,550	12,918
Legal and accounting	10,087	9,172
Offices supplies	259	1,557
Professional development	1,089	12,031
Professional fees and dues	3,348	4,728
Other operating expenses	1,785	470
	38,118	43,513
NET INCOME (LOSS)	$ 71,525	$ (18,648)

See Notes to Financial Statements

SVA FINANCIAL SERVICES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED MAY 31, 2002 AND 2001

	Contributed Capital	Retained Earnings/ (Accumulated Deficit)	Total
BALANCE, JUNE 1, 2000	$ 45,820	$ (39,712)	$ 6,108
Capital contributions	34,180	-	34,180
Net loss	-	(18,648)	(18,648)
BALANCE, MAY 31, 2001	80,000	(58,360)	21,640
Capital withdrawals	(60,000)	-	(60,000)
Net income	-	71,525	71,525
BALANCE, MAY 31, 2002	$ 20,000	$ 13,165	$ 33,165

See Notes to Financial Statements

SVA FINANCIAL SERVICES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Net income (loss)	$ 71,525	$ (18,648)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase in accrued expenses	1,397	1,653
NET CASH PROVIDE BY (USED FOR) OPERATING ACTIVITIES	72,922	(16,995)
INVESTING ACTIVITIES		
Purchase of certificate of deposit	-	(4,000)
Proceeds from sale of certificate of deposit	10,000	-
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	10,000	(4,000)
FINANCING ACTIVITIES		
Capital contributions		34,180
Capital withdrawals	(60,000)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(60,000)	34,180
NET INCREASE IN CASH	22,922	13,185
CASH, BEGINNING OF YEAR	14,118	933
CASH, END OF YEAR	$ 37,040	$ 14,118

See Notes to Financial Statements

SVA FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2002 AND 2001

NOTE 1 - ORGANIZATION

SVA Financial Services, LLC, (formerly SVA Insurance Services, LLC) (the Company), is registered as a limited broker-dealer with the U.S. Securities and Exchange Commission and a member of the National Association of Securities Dealers Regulation, Inc. (NASD). The Company was established in October of 1999; however, the company did not commence its principal operations until June 16, 2000, when the Company received NASD approval. Prior to June 16, 2000, the Company was in the development stage.

The Company is a wholly owned subsidiary of SVA Consulting, Inc. The Company's principal business is in the referral of prospective life, disability, malpractice, and other variable and annuity clients to other licensed NASD firms in exchange for a portion of the commission earned from the sale of variable life insurance and annuity contracts to those clients. The Company is currently licensed to conduct business in the state of Wisconsin, Illinois, Florida, and Arizona.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

For purposes of the statement of cash flows, cash is defined as demand deposits and certificates of deposit with an original maturity of three months or less.

Revenue Recognition

Commission revenue from the sale of variable life insurance and annuity contracts to referred clients is recognized in the period in which the commission is received.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At May 31, 2002 the Company had net capital, as computed under the rule, of $33,165 and its ratio of aggregate indebtedness to net capital was 0.12 to 1.

(continued on next page)

NOTE 4 – INCOME TAXES

The Company is a Limited Liability Company, which has elected to be taxed as a partnership. Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

NOTE 5 – SERVICE AGREEMENT

On February 7, 2000, the Company entered into a service agreement with Bucholz Planning Corporation (BPC) a licensed NASD firm. The terms of the agreement are for the Company to refer prospective life, disability, malpractice and other insurance clients to BPC and to a limited extent, assist BPC representatives in the offer and sale of insurance to those clients. In return, BPC will provide securities services to those clients and will compensate the Company for use of its client base and for its limited insurance sales assistance functions. Expenses incurred from the sale of these insurance contracts will be split equally if approved by both parties.

Commissions received from BPC represented approximately 77% and 81% of the total commissions earned for the years ended May 31, 2002 and 2001, respectively. Expenses paid to BPC for services performed represented approximately 57% and 30% of the total expenses incurred by the Company for the years ended May 31, 2002 and 2001, respectively.

NOTE 6 – RELATED PARTY

The Company entered into an administrative and support services agreement with its parent company, SVA Consulting, Inc. on October 13, 1999. The agreement states that SVA Consulting, Inc. agrees to provide the Company with all customary and appropriate administration and support services and benefits, including internal bookkeeping services, administrative staff, payroll services, office space, utilities, and office equipment. SVA Consulting, Inc. will not apportion any of these expenses back to the Company at any time. SVA Consulting also agrees to pay for all monthly fixed expenses incurred by the Company other than registration and licensing fees, legal and audit expenses and shared expenses with BPC. The results of the Company's operations could significantly differ from the amounts reported if the Company had incurred the costs assumed by its parent company.

During the year ended May 31, 2002, the parent company authorized a distribution of previously contributed member capital of $60,000.

SVA FINANICIAL SERVICES, LLC
(Formerly SVA Insurance Services, LLC)

SUPPLEMENTARY INFORMATION

SVA FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
MAY 31, 2002

Schedule I

NET CAPITAL

MEMBER CAPITAL	$	33,165
DEDUCTIONS		-
NET CAPITAL	$	33,165
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi) (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
AGGREGATE INDEBTEDNESS	$	3,875
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.12 to 1

SVA FINANCIAL SERVICES, LLC

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
MAY 31, 2002

The Company is exempt form Rule 15c3-3 under paragraph k(2)(ii) and has obtained a waiver from the National Association of Securities Dealers, Inc (NASD) to this effect and, accordingly, is not required to make the periodic computation or reserve requirements for the exclusive benefit of customers.

The Company was in compliance with the conditions of the exemption for the year ended May 31, 2002.

SVA FINANCIAL SERVICES, LLC

Schedule III

RECONCILIATION OF COMUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
MAY 31, 2002

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

SVA FINANCIAL SERVICES, LLC

Schedule IV

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
MAY 31, 2002

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

EideBaillyLLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
SVA Financial Services LLC
Middleton, Wisconsin

In planning and performing our audit of the financial statements of **SVA Financial Services LLC (formerly SVA Insurance Services, LLC) (the Company),** for the year ended May 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5601 Green Valley Drive • Suite 700 • Bloomington, MN 55437-1145 • 952.944.6166 • Fax 952.944.8496
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

June 25, 2002
Bloomington, Minnesota